Exhibit (a)(2)(A)

The independent committee of the Board of Directors of Millicom (Tigo) unanimously recommends that shareholders and SDR holders not accept the public cash offers made by Atlas Luxco S.à r.l. and gives an update on Millicom’s long-range plan

(issued pursuant to the Swedish Takeover Rules)

For the reasons further discussed in Section 3 below, the independent committee is of the opinion that the public cash takeover offers made by Atlas Luxco S.à r.l. significantly undervalue Millicom and recommends that shareholders and SDR-holders not accept the offers.

In support of its recommendation and to provide shareholders and SDR holders with further information in view of their decision on whether to accept the offers, the independent committee gives an update on Millicom’s long-range plan as further discussed in Section 3.2 below. The update includes the independent committee’s expectations of Equity free cash1 flow and Leverage1 for 2024 through 2026.

1.	Background

Luxembourg, 15 July, 2024 – This statement is made by the independent committee2 (the “Independent Committee”) of the board of directors of Millicom International Cellular S.A. (“Millicom”) pursuant to section II.19 of the Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Takeover Rules”).

On July 1, 2024, Atlas Luxco S.à r.l. (“Atlas”), a subsidiary of Atlas Investissement S.A.S., announced separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer”, and together with the Swedish Offer, the “Offers”) to the shareholders in Millicom to tender all of their outstanding common shares in Millicom (the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (with each Swedish Depositary Receipt representing one Common Share) (the “SDRs,” and together with the Common Shares, the “Shares”) to Atlas, for USD 24.00 per Common Share and USD 24.00 per SDR (the “Offer Price”). The offer price of USD 24.00 per SDR currently corresponds to SEK 252.8.3 The Offers value the total number of outstanding Shares in

1  Equity free cash flow and Leverage are non-IFRS measures. Please see Section 3.2 below for more information on these measures.

2  Due to a conflict of interest based on their relationship with Atlas (as defined below), Aude Durand, Maxime Lombardini and Thomas Reynaud have not participated in the Millicom Board’s handling of matters related to the Offers. All such matters have been delegated to and handled by the Independent Committee, which is comprised of the unconflicted members of the Millicom Board, namely Mauricio Ramos (the Chair of the Board), Maria Teresa Arnal, Bruce Churchill, Justine Dimovic, Tomas Eliasson and Blanca Treviño de Vega. Given these circumstances, Section III of the Takeover Rules is applicable to the Swedish Offer.

3  The Offer Price per SDR in SEK to be paid to the holders of SDRs will be set by Atlas based on a USD/SEK exchange rate close to the settlement date of the Swedish Offer. The calculation of SEK 252.8 above is based on a USD/SEK exchange rate of 10.53 (the official currency exchange rate as of 12 July, 2024).

Millicom at approximately USD 4.1 billion (currently corresponding to SEK 43.2 billion). Holders of Common Shares and SDRs are collectively referred to below as “Shareholders”.

The Offer Price represents:

•	A negative premium of -1.4 per cent compared to the closing SDR price on Nasdaq Stockholm of SEK 258.0 on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at a USD/SEK exchange rate of 10.60);

•	A limited premium of 2.4 per cent compared to the closing SDR price on Nasdaq Stockholm of SEK 251.6 on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares (converted at an assumed USD/SEK exchange rate of 10.73);

•	A negative premium of -0.2 per cent compared to the volume-weighted average SDR price on Nasdaq Stockholm of SEK 252.7, for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at an observed USD/SEK exchange rate of 10.51);

•	A negative premium of -2.2 per cent compared to the closing share price on Nasdaq US of USD 24.55 on June 28, 2024, the last full trading day prior to the announcement of the Offers;

•	A limited premium of 1.8 per cent compared to the closing share price on Nasdaq US of USD 23.58 on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares; and

•	A negative premium of -0.3 per cent compared to the volume-weighted average share price on Nasdaq US of USD 24.07, for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers.

According to the offer document for the Offers (the “Offer to Purchase”), which was made public by Atlas on July 1, 2024, the initial acceptance period for the Offers commenced on July 1, 2024, and ends on August 16, 2024 (such period, including any extension, the “Offer Period”). The estimated date of settlement is on or around August 29, 2024. Atlas has reserved the right to extend the Offer Period and to postpone the settlement date.

The completion of the Offers is subject to the following conditions:

1. the Offers being accepted to such extent that Atlas becomes the owner of Shares representing ninety-five (95) per cent or more of the Shares, excluding Shares held in treasury by Millicom;

2. no other party announcing an offer to acquire Shares on terms that are more favorable to the Shareholders than the Offers;

3. with respect to the Offers and completion of the acquisition of Millicom, receipt of all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from competition authorities, being obtained, in each case on terms which, in Atlas’s opinion, are acceptable;

4. neither the Offers nor the acquisition of Millicom being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

5. no circumstances having occurred which could have a material adverse effect or could reasonably be expected to have a material adverse effect on Millicom’s financial position or operations, including Millicom’s sales, results, liquidity, equity ratio, equity or assets;

6. no information made public by Millicom, or otherwise made available to Atlas by Millicom, being inaccurate, incomplete or misleading, and Millicom having made public all information which should have been made public; and

7. Millicom not taking any action that is likely to impair the prerequisites for making or completing the Offers.

Atlas has reserved the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Atlas’s acquisition of Millicom or if otherwise approved by the Swedish Securities Council (Sw. Aktiemarknadsnämnden).

Atlas has reserved the right to waive, in whole or in part, one, several or all of the conditions to the completion of the Offers set forth above, including, with respect to condition 1 above, to complete the Offers at a lower level of acceptance.

Atlas, through affiliates, is today the largest shareholder of Millicom, and controls approx. 29.03 per cent of the share capital and the total number of votes in Millicom.

For further information about the Offers, please refer to www.atlas-investissement.com/en/offers.

Following the Offers being made, Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) was engaged to provide a fairness opinion to the Independent Committee in accordance with the Takeover Rules. Nordea provided an opinion to the Independent Committee dated July 12, 2024 stating that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in such opinion, the Offer Price was not fair, from a financial point of view, to the Shareholders (other than Atlas and its affiliates) (the “Opinion”). The Opinion is attached to this statement. Nordea provided the Opinion solely for the information and assistance of the Independent Committee in connection with its consideration of the Offers. Nordea’s Opinion does not constitute a recommendation to any Shareholder as to whether or not the Shareholders should accept the Offers or any other matter. In exchange for providing the Opinion, Nordea will receive a fixed fee which became payable upon delivery of the Opinion and is payable whether or not the Offers are completed and is not contingent upon the Offer Price or the level of acceptance of the Offers by the Shareholders. Nordea is considered to be independent as defined in the Takeover Rules.

Goldman Sachs International and Morgan Stanley & Co. International plc are acting as financial advisors to Millicom.

Davis Polk & Wardwell LLP, Nord Advokater and Advokatfirman Lindahl and Hogan Lovells (Luxembourg) LLP are acting as legal advisors to the Independent Committee and Millicom in relation to the Offers.

2.	The process leading to the Offers

On May 23, 2024, Atlas sent the Board a non-binding indication of interest related to a potential all-cash offer for all of the Shares (including Shares represented by SDRs) that Atlas and its affiliates did not then currently own, for a purchase price of USD 24.00 per Common Share (and the SEK equivalent per SDR).

On June 12, 2024, Atlas sent the Board a second letter confirming, among other things, its intent to move forward with a “recommended” voluntary all-cash offer at the same price indicated in the first letter.

On June 18, 2024, the Independent Committee sent a letter to Atlas stating that Atlas’s proposed offer price significantly undervalued Millicom and further informed Atlas that, given that Atlas had neither raised its intended offer price nor indicated that it might do so despite certain limited due diligence materials being made available and calls held with Millicom’s management (which were limited did not contain inside information), the Independent Committee did not see a basis to provide any further diligence access to Atlas and its affiliates at that time. The letter also described additional information the Independent Committee would require should Atlas wish to submit a revised proposal for the Independent Committee’s consideration.

On June 27, 2024, the Independent Committee issued a press release (the “June 27 Press Release”) announcing (i) that it anticipated Atlas would launch an all-cash tender offer in the near term at a price of USD 24.00 per Common Share (and the SEK equivalent per SDR), notwithstanding the fact that the Independent Committee had previously informed Atlas that the Independent Committee unanimously believed that such an offer price would significantly undervalue Millicom, and (ii) in light of the anticipated tender offer, and to support Shareholders in evaluating such tender offer, based on Millicom’s preliminary review of financial performance for the second quarter of 2024 (which then continued, and still continues, to be subject to review by Millicom’s management and auditor), the Independent Committee’s expectations as to certain financial performance of Millicom.

On July 1, 2024, Atlas launched the Offers by issuing a press release and subsequently on the same day obtained approval of the Offer to Purchase from the Swedish Financial Supervisory Authority (Sw. Finansinspektionen). The Offer Period commenced on the same day.

On July 15, 2024, the Independent Committee unanimously determined that the Offers significantly undervalue Millicom and are not in the best interests of the Shareholders and issued this recommendation statement.

3.	The Independent Committee’s statement on the Offers

IN SUMMARY, FOR THE REASONS SET FORTH BELOW, THE INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS NOT ACCEPT THE OFFERS AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS.

3.1 Reasons for recommending that Shareholders not accept the Offers

The recommendation of the Independent Committee to not accept the Offers is, inter alia, based on the following reasons:

•	the Offer Price significantly undervalues Millicom, including based on the following considerations:

o	the Offer Price does not adequately take into account expectations based on Millicom’s long-range plan that Millicom will generate Equity free cash flow (as defined below) of USD 659 million, USD 701 million and USD 833 million in 2024, 2025 and 2026, respectively (see Section 3.2 below);

o	the Offer Price does not adequately take into account that, as previously announced and based on results through mid-June 2024, Millicom’s Equity free cash flow4 for full year 2024 is expected to be above $600 million (with this expectation not including Millicom’s prior receipt of $46 million of net proceeds from its previously announced Colombia tower sale) and Millicom’s Leverage[4] is expected to end 2024 near the intermediate term target of 2.5x;

•	the Offer Price is well below trading multiples for comparable listed companies:

o	while the average 2024 enterprise value to operating cash flow multiple of Millicom’s Trading Peers[5] is 7.4x, the Offer Price represents a 37.3% discount to the price per Share implied by applying the same multiple to Millicom;[6] and

o	while the average Equity free cash flow yield of Millicom’s Trading Peers is 10.5%, the Offer Price represents a 30.1% discount to the price per Share implied by applying the same yield to Millicom;[6]

•	the Offer Price represents a negative premium to the most recent closing price of the Shares and the closing prices of the Shares on certain other key dates:

o	a negative premium of -1.4 per cent compared to the closing SDR price on Nasdaq Stockholm of SEK 258.0 on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at a USD/SEK exchange rate of 10.60);

o	a negative premium of -0.2 per cent compared to the volume weighted average SDR price on Nasdaq Stockholm of SEK 252.7, for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers (converted at an observed USD/SEK exchange rate of 10.51);

o	a negative premium of -2.3% to the closing price of SEK 258.8 per SDR on July 12, 2024, the last full trading day prior to this release (converted at a USD/SEK exchange rate of 10.53);

•	the average control premia to undisturbed prices observed in all-cash technology, media, and telecommunications transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4%, while the Offer Price represents a limited premium of 2.4 per cent compared to the closing price of SEK 251.6 per SDR (converted at a USD/SEK exchange rate of 10.73) on May 22, 2024, the last full trading

4  Equity free cash flow and Leverage are non-IFRS measures. Please see Section 3.2 below for more information on these measures.

5  “Trading Peers” include: Liberty Latin America Ltd. (LILA), America Movil S.A.B. de C.V. (AMX), Telefonica Brasil S.A. (VIVT3), and TIM Brasil Serviços e Participações S.A. (TIMS3). Entel S.A. (ENTEL) is not considered a relevant trading peer because of its lower profitability margins as a result of a different business model and product mix, as well as lower trading liquidity.

6  Comparable multiples and yields are calculated on a proportionate basis, i.e., accounting for Operating cash flow and Equity free cash flow as per Millicom’s definitions at each subsidiary level and adding it pro rata to Millicom’s ownership in each subsidiary. Operating cash flow is defined as EBITDA (as defined below) less Capex. Capex is defined as balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares;

•	the Offers do not adequately consider the potential value of ongoing and potential strategic transactions and alternatives, including that Millicom may evaluate whether to distribute dividends and/or implement a share repurchase program or otherwise return capital to its Shareholders (i.e., given the Long-Range Plan Expectations discussed in Section 3.2 below, and in particular Millicom’s expected anticipated cash flow generation, Millicom may, between 2024 and 2026, have excess cash sufficient to distribute dividends and/or implement a share repurchase program); and

•	Atlas states in the Offer to Purchase that it reasonably believes that the Offer Price “is fair to [u]naffiliated [s]hareholders seeking immediate liquidity”, while the Independent Committee evaluated and bases its recommendation on whether the Offer Price was fair to all of Millicom’s unaffiliated shareholders.

The Independent Committee believes that, taken as a whole, including the overall assessment conducted by the Independent Committee as summarized below, the foregoing reasons support the Independent Committee’s determination that the Offers are not in the best interests of the Shareholders.

3.2 Update on Millicom’s long-range plan

In evaluating the Offers and in the course of its deliberations leading to the determination to recommend that Shareholders not accept the Offers and not tender their Shares pursuant to the Offers, the Independent Committee discussed with Millicom’s management its most updated long-range plan for Millicom (the “Long-Range Plan”), including Millicom’s anticipated cash flow generation contemplated thereby, and which was based, in part, on the preliminary review and report by Millicom’s management of Millicom’s financial performance for the second quarter of 2024 (the “2024Q2 Preliminary Financial Review”), each of which continues to be subject to review by Millicom’s management and auditor.

Accordingly, in connection with the Offers, and to support the Shareholders in evaluating the Offers and the Independent Committee’s recommendation, the Independent Committee observes that the Long-Range Plan presently indicates the following expectations for Millicom’s 2024 through 2026 fiscal years (the “Long-Range Plan Expectations”):

($ in millions)	2024E	2025E	2026E
Equity free cash flow[7]	659	701	833
Leverage[8]	2.4x	1.9x	1.5x

7 Equity free cash flow is defined as Operating free cash flow (as defined below), less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates. Operating free cash flow is defined as EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid. EBITDA is defined as operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. Cash Capex is defined as the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

8 Leverage is defined as the ratio of Net debt over LTM (last twelve month) EBITDAaL, pro forma for acquisitions made during the last twelve months. Calculations of Leverage in this statement assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s). Net debt is defined as Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits. EBITDA after Leases (EBITDAaL) is defined as EBITDA after lease interest expense and depreciation charge.

The Long-Range Plan Expectations are underpinned by, among other things, recent cash flow outperformance (as announced in the June 27 Press Release) and expected near-term cash flow improvement. While Millicom has gone through a period of constrained cash flows over the last several years, given meaningful investments made by Millicom in its business activities, including with respect to spectrum, capital expenditures and recent internal restructurings, Millicom’s management believes this investment period is nearing conclusion and expects Millicom’s cash flow generation to significantly increase over the coming years as reflected in the Long-Range Plan. However, the Long-Range Plan Expectations assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s).

Accordingly, taking into account risk-adjusted value, potential benefits, risks and uncertainties that may ultimately impact the accuracy of the Long-Range Plan, and subject to further changes in Millicom’s business, assets, liabilities, financial condition, results of operations, management, competitive position, prospects and operating plans, as well as industry, economic and stock and credit market conditions, the Independent Committee believes that the intrinsic valuation of Millicom implied by the Long-Range Plan is more favorable to the Shareholders than the valuation implied by the Offer Price.

Note that Millicom’s actual future financial results may differ materially from those expressed in the Long-Range Plan due to numerous factors, including many that are beyond Millicom’s ability to control or predict. The above information about the Long-Range Plan should be read in light of the important disclosures set forth below under “Cautionary Statement”.

3.3 Overall assessment; method

In evaluating the Offers, the Independent Committee conducted an overall assessment and reviewed, considered and evaluated a significant amount of information and factors, including potential benefits, detriments and implications of the Offers to Millicom and the Shareholders that the Independent Committee considered relevant for its evaluation of the Offers. These factors included, but were not limited to, the current and historic market prices of the Shares, prevailing market conditions and opportunities and challenges in each market in which Millicom operates, Millicom’s strategic options and Millicom’s expected future development and financial performance, as well as opportunities and risks related to the foregoing.

Further, and without limitation, the Independent Committee, in consultation with Millicom’s management, Millicom’s financial advisors and Nordea, analyzed the Offers using certain methods typically used for evaluating tender offers for publicly listed companies, including the implied valuation of Millicom in the Offers relative to comparable publicly listed companies, the Offer Price relative to the price per share paid in comparable transactions, premia that were applicable in previous tender offers for comparable publicly listed companies, the Independent Committee’s belief of the stock market’s expectations in respect of Millicom and the Independent Committee’s view of Millicom’s long-term value, including based on Millicom’s long-range plan and expected future cash flows.

The Independent Committee has also considered the Opinion from Nordea stating that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in the Opinion, the Offer Price was not fair, from a financial point of view, for the Shareholders (other than Atlas and its affiliates). The full text of the Opinion of Nordea, dated July 12, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such Opinion, is attached to this statement. For further details on Nordea’s Opinion, please see section 1 of this statement.

The foregoing discussion of the Independent Committee’s reasons for its recommendation that Shareholders not accept the Offers and not tender their Shares pursuant to the Offers is not intended to be exhaustive, but the Independent Committee believes it includes all the material information and factors considered by the Independent Committee. In view of the wide variety of factors considered in connection with its evaluation of the Offers and the complexity of these matters, the Independent Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Independent Committee based its unanimous recommendation on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the Independent Committee may have given different weights to different factors.

The Independent Committee also notes that:

•	if Atlas waives the “95% minimum tender condition” applicable to the Offers and the Offers are accepted only to such extent that Atlas becomes the owner of Shares representing at least 33 1/3% of Millicom’s outstanding Shares (being the “mandatory bid threshold” under Luxembourg law), Atlas and its affiliates could continue to purchase Shares in the open market without having paid a control premium to Shareholders who have tendered their Shares in the Offers or ever paying a control premium in the future; and

•	if Atlas acquires additional Shares in the Offers and increases its ownership of Millicom and exercises its ability to waive the “95% minimum tender condition” applicable to the Offers, liquidity of the Shares may be reduced, which could have an adverse effect on Millicom’s stock price and could jeopardize the existence of an active trading market for the Shares.

IN LIGHT OF THE FOREGOING, THE INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS NOT ACCEPT THE OFFERS AND NOT TENDER THEIR COMMON SHARES OR SDRs PURSUANT TO THE OFFERS.

However, the Independent Committee considers it to be beneficial for Millicom that Atlas, as stated in the offer announcement, intends to continue to support Millicom in the execution of its strategic plan.

4.	Impact on Millicom and its employees

In accordance with the Takeover Rules, the Independent Committee is required, on the basis of Atlas´s statement in the press release announcing the Offers and the related Offer to Purchase, to present its opinion regarding the impact that the implementation of the Offers will have on Millicom, particularly on terms of employment, as well as the Independent Committee’s opinion regarding Atlas’s strategic plans for Millicom and the effect such plans are anticipated to have on employment and on the locations where Millicom operates.

In its offer announcement press release and the Offer to Purchase, Atlas, among other things, stated that it did not, at that point in time, anticipate that Millicom’s business will be materially affected as a result of the Offers. Atlas also stated that it then currently had no plans, proposals or negotiations that relate to or would result in any changes concerning Millicom’s management or employees, or to change any material term of the employment contract of any executive officer or other employee, or any other material change in Millicom’s corporate structure, business or with regard to Millicom’s operational sites. Atlas did, however, also note that it will conduct a detailed review of such matters following completion of the Offers and intends to thereafter leverage the long-term knowledge and experience of Atlas and its affiliates in the telecoms sector across numerous jurisdictions to explore potential synergies, focus on long-term business goals and pursue any potential strategic transactions and acquisitions that may arise. Atlas has stated that possible changes could include changes in Millicom’s business, corporate structure, organizational documents, capitalization, management, business development opportunities, indebtedness, dividend policy or to the Board of Directors of Millicom.

Atlas has further stated that, if the conditions for completion of the Offers are satisfied and the Offers are successful, following the completion of the Offers and to the extent legally permitted by applicable law, Atlas currently intends to delist the shares from Nasdaq US and the SDRs from Nasdaq Stockholm.

The Independent Committee assumes that this description is accurate, has no reason to adopt a different opinion and considered this when issuing this recommendation.

In accordance with the Luxembourg Law of 19 May 2006 transposing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids, applicable, inter alia, to matters relating to the information to be provided to the employees of Millicom, when the Offers were made public, the Board of Directors / Independent Committee of Millicom communicated the Offers to Millicom’s employees. Millicom’s employees shall be and have been involved by the Independent Committee in its analysis which has led to this statement on the Offers. The Independent Committee has informed and required the advice of Millicom’s employees, in particular regarding the effects of the Offers on all of Millicom’s interests and specifically regarding employment.

Regulatory Statement; governing law

Certain information contained in this release was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out below, at 3:20 CET on 15 July, 2024.

This statement shall be governed by and construed in accordance with substantive Swedish law. Any dispute arising out of or in connection with this statement shall be settled exclusively by Swedish courts, and the District Court of Stockholm shall be the court of first instance.

US Schedule 14D-9 statement

Substantially concurrently with the issuance of this statement as a press release, Millicom is (i) filing a Schedule 14D-9 with the US Securities and Exchange Commission, in which the Independent Committee unanimously recommends that Shareholders not accept the Offers and not tender their Shares pursuant to the Offers and (ii) issuing a press release summarizing such Schedule 14D-9 and such recommendation.

Cautionary Statement

In connection with its review and evaluation of the Offers, the Independent Committee considered (i) the 2024Q2 Preliminary Financial Review, which was the basis of the expectations that Millicom’s Equity free cash flow for full year 2024 will be above $600 million, based on results through mid-June 2024 and taking into account potential risks that may impact performance (with this expectation not including Millicom’s prior receipt of $46 million of net proceeds from its previously announced Colombia tower sale) and Millicom’s Leverage will end 2024 near the intermediate term target of 2.5x (collectively, the “Preliminary 2024 Expectations”) and (ii) the Long-Range Plan, which was the basis of the Long-Range Plan

Expectations. The 2024Q2 Preliminary Financial Review and the Long-Range Plan are referred to collectively as the “Expectation Details” and the Preliminary 2024 Expectations and the Long-Range Plan Expectations are referred to collectively as the “Expectations”.

The Expectations included in this statement are intended solely to provide the Shareholders access to certain of the Independent Committee’s interpretations of the Expectation Details that were made available to the Independent Committee, Millicom’s financial advisors and Nordea. The Expectation Details and the Expectations are not being included in this statement to influence the decision of any Shareholders regarding whether to tender Shares in the Offers or for any other purpose. The Expectation Details on which the Expectations were based may include projections that differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offers.

The Expectation Details on which the Expectations were based are necessarily based on numerous variables, estimates, assumptions and judgments made by Millicom’s management, based on information available at the time the Expectation Details were developed, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions, other future events and matters specific to Millicom’s business, all of which are inherently uncertain, difficult to predict and many of which are beyond Millicom’s control. There can be no assurances that the Expectations will accurately reflect future trends or accurately estimate Millicom’s future financial and operating performance.

Additionally, calculations of the Expectations (and the underlying Expectation Details) assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s).

The Expectation Details on which the Expectations were based are also inherently based on assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Expectations not to be achieved include, but are not limited to, risks and uncertainties relating to Millicom’s business (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance and competition, general business, economic, regulatory, market and financial conditions and those risks and uncertainties detailed in Millicom’s public filings with the SEC, including those set forth in Millicom’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024, under the section entitled “Part I — Item 3. Key Information — D. Risk Factors”. Accordingly, there can be no assurance that the Expectations will be realized, and actual results may vary materially from the Expectations. Modeling and forecasting the future performance of a provider of fixed and mobile telecommunications services is a highly speculative endeavor.

The Expectations include certain financial measures which are not IFRS measures. Such financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Millicom’s calculations of these financial measures may differ from others in its industry and are not necessarily comparable with information presented under similar captions used by other companies.

The Expectation Details on which the Expectations were based were the responsibility of Millicom’s management. Neither Ernst & Young Société anonyme (“EY”), Millicom’s independent registered public accounting firm, nor any other auditing firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Expectation Details and, accordingly, neither EY nor any other auditing firm has expressed any opinion or any other form of assurance with respect thereto.

The inclusion of the Expectations in this statement should not be regarded as an indication that Millicom, Millicom’s financial advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives considered or consider the Expectations to be predictive of actual future events, and the Expectations should not be relied on as such. None of Millicom, Millicom’s financial advisors, Nordea nor any of their respective affiliates, officers, directors, advisors or representatives can give any assurance that actual results will not differ materially from the Expectations.

None of Millicom, Millicom’s financial advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives has made or makes any representation to any Shareholder or other investor regarding the ultimate performance of Millicom compared to the Expectations or that the Expectations will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Expectations, the Shareholders and other investors are cautioned not to place undue, if any, reliance on the Expectations.

None of Millicom nor any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any Expectations to reflect circumstances existing after the date the Expectation Details were generated or the Expectations were formed or to reflect the occurrence of subsequent or future events even in the event that any or all of the assumptions underlying the Expectations are shown to be in error. Millicom undertakes no responsibility to make publicly available any update or other revision to the Expectations except as required by law.

Use of Non-IFRS Terms

This statement contains financial measures that are not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures, and they are not uniformly or legally defined financial measures. Non-IFRS measures are not substitutes for IFRS measures in assessing Millicom’s overall operating performance. Because non-IFRS measures are not determined in accordance with IFRS, and are susceptible to varying calculations, non-IFRS measures may not be comparable to other similarly titled measures presented by other companies.

Millicom does not reconcile its forward-looking non-IFRS financial measures to the nearest equivalent IFRS measures because such reconciliations are not available without unreasonable efforts, including due to the difficulty in making accurate forecasts and projections and/or certain information not being ascertainable or accessible.

Non-IFRS measures are included in this statement because they are used by Millicom’s management, and Millicom believes they provide investors with additional background for the analysis of certain information set forth in this statement. Millicom’s management uses non-IFRS measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results, and provides them to investors for additional insight into Millicom’s operating performance.

Non-IFRS measures have limitations as analytical tools. The non-IFRS measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS. Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Independent Committee of the Board of Directors
Millicom International Cellular S.A.
2, Rue du Fort Bourbon

L-1249 Luxembourg

Grand Duchy of Luxembourg

Stockholm, 12 July 2024

The Independent Committee (the “Independent Committee”) of the Board of Directors of Millicom International Cellular S.A. (“Millicom”) is evaluating the separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer”) made by Atlas Luxco S.à r.l. (the “Bidder”) to purchase all the outstanding common shares with a par value of USD 1.50 per share (“Common Shares”) and Swedish Depository Receipts representing Common Shares (“SDRs”) of Millicom that are not already owned by the Bidder or its affiliates for USD 24.00 in cash per Common Share and per SDR (the “Offer Price”). The full terms and conditions of the Swedish Offer and the US Offer (together, the “Offers”) are set out in the offer to purchase (the “Offer to Purchase”) (and, for the US Offer, the accompanying letter of transmittal (together with the Offer to Purchase, the “Offer Documents”)) dated 1 July 2024 and filed by the Bidder and certain of its affiliates with the Securities and Exchange Commission. According to the terms of the Offers, the Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Bidder is able to achieve.

Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) has been requested by the Independent Committee to provide an opinion in accordance with the Swedish Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”) as to whether the Offer Price is fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

As a basis for this opinion, Nordea has considered:

I.	certain historical business and financial information relating to Millicom, including annual reports and interim reports;

II.	certain financial projections for Millicom prepared by the management of Millicom and approved for our use by the Independent Committee;

III.	certain information from the management of Millicom regarding Millicom’s business, operations and prospects, including historical development, cost structure, strategy, management, financial position, investments and future financial prospects;

IV.	certain financial projections for Millicom contained in certain securities analysts’ research reports;

V.	certain public information regarding Millicom that Nordea considered to be relevant, including historical Common Share and SDR prices and trading volumes;

VI.	certain information from external sources regarding the businesses of other companies which Nordea considered to be relevant in evaluating those of Millicom

Nordea Bank Abp, filial i Sverige | Smålandsgatan 17 | SE-105 71 Stockholm | Sweden | reg.no. 516411-1683

Nordea Bank Abp, a public limited liability company, Helsinki, Finland, Business ID 2858394-9, is under supervision of the Finnish Financial Supervisory Authority (Finanssivalvonta) and the European Central Bank in cooperation with the Swedish Financial Supervisory Authority (Finansinspektionen).

and certain other transactions which Nordea considered relevant in evaluating the Offers;

VII.	the Offer Documents; and

VIII.	such other information as Nordea deemed necessary or appropriate as a basis for this opinion.

The information on which this opinion is based has been obtained from publicly available sources or furnished to Nordea by Millicom or its representatives for the purposes of this opinion. Nordea has relied upon the accuracy and completeness of such information without performing any independent verification. Nordea has assumed, with the Independent Committee’s consent, that Millicom is not aware of any facts or circumstances that would make such information inaccurate, inadequate or misleading in any way meaningful to Nordea’s analysis. Nordea has not conducted an independent valuation of Millicom’s assets and liabilities.

Nordea is not a legal, regulatory, tax or accounting expert and has relied on the assessment made by Millicom and its other advisers with respect to any such issues.

With respect to financial forecasts and other forward-looking information presented to Nordea by the management of Millicom, Nordea has assumed, with the Independent Committee’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements as to the future financial and other performance of Millicom without Nordea performing any independent assessment thereof.

This opinion is based on current market conditions, economic, financial and other circumstances and the information obtained by or provided to Nordea up to and including the date of this opinion. Events or circumstances occurring or becoming known after the date of this opinion may render this opinion obsolete. Nordea assumes no obligation to update or revise this opinion to reflect such events or circumstances.

Without prejudice to the generality of the foregoing, this opinion is given as of the date hereof and does not take into account the impact of any movement in the USD/SEK exchange rate following the date hereof on the value of the SEK equivalent of the Offer Price to be received by holders of SDRs upon the completion of the Offers.

This opinion does not address the relative merits of the Offers as compared to any alternative business transactions available to Millicom or any other investment opportunities available to the holders of Common Shares and SDRs. Furthermore, this opinion does not constitute a recommendation to any holder of Common Shares or SDRs as to whether or not the holders of Common Shares and SDRs should accept the Offers or any other matter.

Based on and subject to the foregoing, it is Nordea’s opinion that, as of the date of this opinion, the Offer Price is not fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

Nordea will receive a fixed fee for its services upon delivery of this opinion as well as cost reimbursement of certain expenses, including legal fees. No part of the fee to Nordea is contingent upon or related to the size of the Offer Price or whether the Offers are completed or not. Millicom has also agreed to indemnify Nordea against certain liabilities that may arise out of its engagement. Moreover, Nordea and its affiliates have provided and may in the future provide certain investment banking, commercial banking, financial advisory and other services unrelated to the Offers to Millicom, the Bidder and their respective affiliates and have received

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or may receive customary fees for such services, including without limitation in connection with its engagement as Joint Global Coordinator, Joint Bookrunner and underwriter in connection with Millicom’s Rights Offering in June 2022. In addition, the Nordea group may in the ordinary course of its trading, brokerage and investment management activities, on its own behalf or on behalf of other parties, trade or take positions in securities directly or indirectly affected by the Offers.

This opinion is provided solely for the benefit of the Independent Committee in connection with the Offers and in accordance with and subject to the limitations set out in the engagement letter between Millicom and Nordea, and may not be used for any other purpose, except as specifically set out in the engagement letter. This opinion may not, in whole or in part, be published, publicly referred to, summarised or disclosed to or used by any other party, nor may any public reference to Nordea be made, without Nordea’s prior written consent, except as specifically set out in the engagement letter. This opinion is not addressed to and may not be relied upon by any third party including, without limitation, creditors, shareholders and SDR holders of Millicom.

This opinion is being provided under, and solely for purposes of, the Swedish Takeover Rules and has been prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere. This opinion shall be governed by and construed in accordance with substantive Swedish law. Swedish courts exclusively shall settle any dispute, controversy or claim relating to this opinion.

NORDEA BANK ABP, FILIAL I SVERIGE

Corporate Finance

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